EXHIBIT 99.1

Telkom SA Limited
(Registration number 1991/005476/06)
JSE and NYSE Share code TKG         ISIN ZAE000044897
(“Telkom” or “the company”)

Company announcement

Telkom’s Acting Chief Executive Officer, Reuben September, today announced the resignation of Mr Kaushik Patel, Chief Financial Officer who leaves Telkom at end October 2007 to pursue his own interests.  Telkom thanks Mr Patel for his contribution to the company over the past seven years and wishes him well with his future endeavours.

Mr Deon Fredericks, currently the Group Executive: Corporate Finance:  Accounting Services will assume responsibility for the Chief Financial Officer responsibilities in an acting role with effect from 1 November 2007.

The appointment of a new Chief Financial Officer will be announced in due course.

Pretoria
19 October 2007

Sponsor: UBS Securities South Africa